

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Steve Rai
Chief Financial Officer
Blackberry Limited
2200 University Ave East
Waterloo, ON N2K 0A7,
Canada

      Re: Blackberry Ltd.
          Form 10-K for Fiscal Year Ended February 29, 2020
          Filed April 7, 2020
          Form 10-Q for Quarterly Periods Ended November 30, 2020
          Filed December 18, 2020
          File No. 001-38232

Dear Mr. Rai:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology